UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

Other Events

GW Pharmaceuticals plc (the “Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced on June 6, 2014 that the United States Food and Drug Administration (FDA) has granted Fast Track designation to GW’s investigational cannabidiol (CBD) product, Epidiolex®, in the treatment of Dravet syndrome, a rare and catastrophic treatment-resistant form of childhood epilepsy. The press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

On June 3, 2014, the Company announced an agreement with the State of New York to investigate use of CBD to treat medication-resistant epilepsies in children.  The press release is furnished as Exhibit 99.2 and is incorporated by reference herein.  This announcement followed an announcement on May 27, 2014, that a State of Georgia initiative making it possible to treat children with epilepsy with cannabidiol is moving forward and that the State of Georgia, the Company and Georgia Regents University Augusta, entered into a Memorandum of Understanding to study the Company’s investigational CBD product Epidiolex® in the treatment of children with medication-resistant epilepsies. The press release is furnished as Exhibit 99.3 and is incorporated by reference herein.

Exhibits

99.1        Press Release dated June 6, 2014

99.2        Press Release dated June 3, 2014

99.3        Press Release dated May 27, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: June 9, 2014

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